UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

(Full title of plan)

KEY TRONIC CORPORATION
4424 North Sullivan Road
P.O. Box 14687
Spokane Valley, WA 99216

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
of the Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the "Plan") as of June 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of June 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Spokane, Washington

December 19, 2008

Key Tronic
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30,	2008	2007
Investments, at fair value:		
Money market fund	$ 2,817,468	$ 2,666,779
Mutual funds	15,091,715	17,012,966
Key Tronic Corporation common stock	1,138,900	1,833,861
Participant directed brokerage accounts	826,235	785,024
Participant loans receivable	359,631	383,719
Total investments	20,233,949	22,682,349
Receivables:		
Employer contributions	-	2,666
Participant contributions	-	5,780
Total receivables	-	8,446
Net assets available for benefits	$20,233,949	$22,690,795

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Years ended June 30,	2008	2007
Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ (1,586,353)	$ 2,851,007
Key Tronic Corporation common stock	(575,755)	719,653
Participant directed brokerage accounts	58,187	54,352
Interest:		
Money market funds	112,567	101,514
Participant loans receivable	33,273	22,240
	(1,958,081)	3,748,766
Contributions:		
Employer	420,439	416,970
Participant	899,278	939,811
	1,319,717	1,356,781
Total additions to (deductions from) net assets	(638,364)	5,105,547
Deductions from net assets attributed to:		
Benefits paid to participants	1,813,798	1,193,623
Administrative expenses	4,684	4,659
Total deductions from net assets	1,818,482	1,198,282
Net increase (decrease) in net assets	(2,456,846)	3,907,265
Net assets available for benefits:		
Beginning of year	22,690,795	18,783,530
End of year	$20,233,949	$22,690,795

See accompanying notes to financial statements.

1. Plan Description

The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became what is known as a Safe Harbor 401(k) plan. A Safe Harbor Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility

Employees that are U.S. residents are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.

Contributions

Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 75% of compensation each pay period, providing that the contributions in any calendar year do not exceed the IRS calendar year limit. The Company will make matching contributions of 100% up to 3% of a participant's contributed compensation and 50% of the next 2% of a participant's contributed compensation, for a total of 4% if a participant contributes at least 5%. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met.

Participant Accounts
Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable
Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan transactions are treated as a transfer between the investment accounts and the participant loans account. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates outstanding at June 30, 2008, range from 5.00% to 9.25%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check.

Vesting
All participants are immediately 100% vested in both employee and employer Safe Harbor contributions.

Distribution of Benefits
Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies while a participant of the Plan will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan.

Administrative Expenses
The majority of fees and expenses incurred for administration of the Plan are paid by the Company. Participants are charged a fee for certain services such as loan processing.

Administration of the Plan

The Plan is administered by the Compensation and Administration Committee of the Employer's Board of Directors and an administrative committee consisting of management personnel. JPMorgan Chase Bank (JPMorgan) holds and invests Plan assets in accordance with directions from the administrative committee. Records of participant account activity are processed and maintained by JPMorgan Retirement Plan Services, an affiliate of JPMorgan, which also performs other administrative support services for the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan's investments, mutual funds, money market funds, participant directed brokerage accounts and Key Tronic Common Stock, are stated at fair value, based on quoted market prices. Shares of registered investment companies ("mutual funds") are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrued basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of money market funds, mutual funds, Company stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

The fair value of the Plan's investment in Key Tronic Corporation common stock amounted to $1,138,900 and $1,833,861 as of June 30, 2008 and 2007, respectively. Such investments represented 6% and 8% of the Plan's total net assets available for benefits as of June 30, 2008 and 2007, respectively. For risks and uncertainties regarding Key Tronic Corporation, participants should refer to the June 28, 2008, Form 10-K of Key Tronic Corporation filed with the Securities and Exchange Commission.

The Plan's investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, *Fair Value Measurement* (FAS 157). This Statement defines fair value, establishes a framework of measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 157 and its impact, if any, on the financial statements has not been determined.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

Investments Valued at Fair Value as Determined by Quoted Market Prices	June 30, 2008	June 30, 2007
American Century Prime Money Market Fund	$2,817,468	$2,666,779
American Century Income & Growth Fund	1,924,145	2,774,141
American Century Equity Index	1,784,199	2,278,458
JPMorgan Intrepid Growth	1,618,380	*
American Funds EuroPacific Growth Fund	1,558,052	1,661,641
American Century Value Fund	1,515,083	2,107,054
American Century Strategic Allocation: Moderate	1,424,789	1,440,220
American Century Strategic Allocation: Aggressive	1,199,935	1,235,762
Royce Premier Fund	1,154,967	*
Key Tronic Corporation Common Stock	1,138,900	1,833,861
Harbor International	1,077,162	*
American Century Ultra Fund	*	1,719,272

**Investment represents less than 5% of net assets*

4. Party-in-Interest

Certain Plan investments are shares of mutual funds managed by JPMorgan. JPMorgan holds and invests the Plan's assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company's common stock are also considered party-in-interest transactions.

5. Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

6. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7. Subsequent Events

Subsequent to year-end, the credit and liquidity crisis in the United States and throughout the global financial system triggered significant events and substantial volatility in world financial markets and the banking system that have had a significant negative impact on foreign and domestic financial markets. As a result, the Plan's investment portfolio has incurred a significant decline in fair value since June 30, 2008. However, because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

Supplemental Schedule

Key Tronic
401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2008

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Fair Value
	Mutual Funds:				
*	American Century Equity Index Inst.	349,843	mutual fund shares	**	$ 1,784,199
*	American Century Value Fund	284,256	mutual fund shares	**	1,515,083
*	American Century Strategic Allocation: Moderate	224,376	mutual fund shares	**	1,424,789
*	American Century Strategic Allocation: Aggressive	158,303	mutual fund shares	**	1,199,935
*	American Century Equity Income	115,687	mutual fund shares	**	802,871
*	American Century Strategic Allocation: Conservative	85,246	mutual fund shares	**	450,100
*	American Century Income & Growth Fund	75,993	mutual fund shares	**	1,924,145
*	JPMorgan Intrepid Growth	73,065	mutual fund shares	**	1,618,380
*	JPMorgan Bond Select	71,503	mutual fund shares	**	582,032
	Royce Premier Fund	64,415	mutual fund shares	**	1,154,967
	American Funds EuroPacific Growth Fund	34,670	mutual fund shares	**	1,558,052
	Harbor International	16,465	mutual fund shares	**	1,077,162
	Total Mutual Funds				15,091,715
*	Key Tronic Corporation Common Stock	324,473	shares	**	1,138,900
	Participant Directed Brokerage Accounts:				
	Securities Held by Charles Schwab	Various	Units	**	826,235
*	Participants' Loans	42 loans to participants with interest rates ranging from 5.00% to 9.25%, due through 2014		**	359,631
	Money Market Fund:				
*	American Century Prime Money Market	2,817,305	shares	**	2,817,468
	Total Investments				20,233,949

* Party in interest as defined by ERISA

** Cost of participant-directed investments is not required to be disclosed under ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 19, 2008.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: Ronald F. Klawitter

Name: Ronald F. Klawitter

Title: Member of Plan Administrative Committee

BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Consent of Independent Registered Public Accounting Firm

Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-70917 and 333-61202) of our report dated December 19, 2008, relating to the financial statements and supplemental schedule of the Key Tronic 401(k) Retirement Savings Plan appearing on this Form 11-K for the year ended June 30, 2008.

BDO Seidman, LLP

Spokane, Washington

December 19, 2008

END